Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of DECEMBER 2022	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Appoints New Chief Financial Officer

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--December 7, 2022--Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today announces that Mr. Carlo Silvestri is the Chief Financial Officer of the Group, directly reporting to the CEO, Antonio Achille.

Carlo brings over 20 years of international experience in finance as well as a solid knowledge of retail and wholesale dynamics gained with important luxury brands.

Before joining Natuzzi, Carlo worked for Salvatore Ferragamo Asia, Hong Kong, where since 2013 he covered the role of Chief Financial Officer and Retail Excellence Director for Ferragamo Asia, being responsible for Finance & Administration, Legal, Logistics as well as in charge of Retail Excellence, from January 2020, for the Asia store network. In addition, from November 2020, he was also General Manager for Ferragamo Retail Hong Kong & Macao, with direct responsibility of the performances of all activities for the stores included in the network.

Before that, from 2007 till 2013, he worked for Dolce&Gabbana Hong Kong Ltd, where he became Asia Pacific Finance & Administration Director. From 2005 till 2006 he worked for Dolce&Gabbana Industria S.p.A., Italy, as Internal Auditor. In 2002 Carlo began his professional career in Pirelli & C. S.p.A. within the Internal Audit department. Carlo holds a degree in international accounting from “L. Bocconi” university, Milan, and earned a master’s degree in "Management and Risk Control" at ISTUD, Milan.

Antonio Achille, CEO of the Group commented: “I am pleased to welcome Carlo as the new Chief Financial Officer of the Group. Carlo brings extensive international experience in finance and also in retail and wholesale operations. He has ideally the necessary leadership skills and technical credentials to support me and the Board in the execution of our strategy to restructure the Group and unlock the value that we see in our Company. I am confident he will bring fresh ideas to reinforce and profitably grow our business”.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 708 mono-brand stores and 521 galleries as of September 30, 2022, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

Natuzzi Investor Relations
James Carbonara | tel. +1 (646)-755-7412 | james@haydenir.com
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date: DECEMBER 07, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi